Morgan Stanley Institutional Liquidity Funds
522 Fifth Avenue
New York, NY 10036

February 26, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Liquidity Funds
(File No. 333-104972; 811-21339)

Dear Mr. Greene:

     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Liquidity Funds (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2009 incorporating changes to the Prospectuses of the various portfolios of the Fund (the “Portfolios”) and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 10 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 26, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUSES

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2. The Fund has reviewed the risk disclosure in each of the Prospectuses and believes that the sections entitled “Portfolio Summary – Principal Risks” and “Additional Information about the Portfolios’ Investment Strategies and Related Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 3. This line item is included in the Fees and Expenses tables as appropriate.

Comment 4.	With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table for each Portfolio, please add the word “Net” to the last line of the table.

Response 4. We respectfully acknowledge the comment, but believe that the line item as currently drafted reflects the disclosure required by Form N-1A.

Comment 5.

Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that any footnotes following the Fee Table for each Portfolio are required or permitted by the Form.

Response 5. We believe that the footnote(s) to the Fee Tables are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Fee Tables.

Comment 6.

Please follow appropriate instructions to Form N-1A with respect to the language in the footnote that describes the fee waiver and/or expense reimbursement in the Fee Table relating to each Portfolio. Specifically, we note that the fee waiver and/or expense reimbursement disclosed must be in place for at least one year.

Response 6. The Fund believes that reflecting the “Fee Waiver and/or Expense Reimbursement” and “Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee tables comply with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangements will be in place until such time as the Fund’s Board of Trustees deems it advisable to rescind the waivers, which the Fund currently believes is an indefinite period exceeding one year.

Comment 7.	With respect to the fee waivers and/or expense reimbursements, confirm that the corresponding footnotes disclose the expenses that are excluded from these waivers and/or reimbursements.

Response 7. We confirm that relevant footnotes disclose the expenses that are excluded from the fee waivers and/or expense reimbursements.

Comment 8.	Please confirm that the second paragraph in the Purchase and Sale of Fund Shares sections of each Prospectus is permitted or required by Form N-1A.

Response 8. We believe that, in accordance with Item 6 of Form N-1A, the referenced paragraph is part of the explanation of the procedures of redeeming shares of a Portfolio.

Comment 9.	Please confirm that the font size of the Fee Table footnotes complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 9. The font size of the footnotes complies with the requirements of Rule 420.

Comment 10.	In the section of each Prospectus entitled “Other Purchase Information,” please include appropriate disclosure regarding the appointment of an anti-money laundering compliance officer for the Fund.

Response 10. The requested disclosure has been added.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 11.	With respect to Investment Restriction #7, please explain supplementally whether the ability of each Portfolio to borrow up to 5% of its total assets is intended to be subject to the 5% temporary indebtedness permitted in Section 18(g) of the Investment Company Act.

Response 11. The ability of each Portfolio to borrow up to 5% of its total assets is in addition to each Portfolio’s ability to borrow for temporary purposes in accordance with Section 18(g).

     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that::

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993 (tel) or (212) 404.9620 (fax). Thank you.

Best regards,

/s/ Debra Rubano

Debra Rubano